SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

Entergy Power Operations Corporation
__________________________________
(Name of foreign utility company)

Entergy Global Power Operations Corporation
__________________________________
(Name of filing company, if filed on
behalf of a foreign utility company)

The Commission is requested to mail copies of all
communications relating to this Notification to:

Mark W. Hoffman, Esq.
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70113

Entergy Global Power Operations Corporation, a wholly-owned subsidiary of Entergy Corporation, hereby notifies the Securities and Exchange Commission that Entergy Power Operations Corporation relinquishes its status as a "foreign utility company" within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended.

SIGNATURE

The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERGY GLOBAL POWER OPERATIONS CORPORATION

By: /s/ Robert D. Sloan
Robert D. Sloan, Executive Vice President,
General Counsel and Secretary

Dated: December 14, 2004